Exhibit 99.1

Sea Limited Reports Fourth Quarter and Full Year 2023 Results

Singapore, March 4, 2024 – Sea Limited (NYSE: SE) (“Sea” or the “Company”) today announced its financial results for the fourth quarter and full year ended December 31, 2023.

“I am happy to share that we have achieved our first full year of annual profit since our IPO,” said Forrest Li, Sea’s Chairman and Chief Executive Officer. “In 2023, we achieved profitability, strengthened our market leadership for our e-commerce business, grew our digital financial services business, and stabilized the performance of our digital entertainment business. We have emerged with a much stronger balance sheet with our cash position increasing to 8.5 billion dollars as of the end of 2023, demonstrating the discipline and prudence we have applied in our investments over the past year. Looking ahead, we expect 2024 to be another profitable year.”

“Despite an environment of intensified competition in Southeast Asia, we believe Shopee had a meaningful gain in market share between the start and the end of 2023. We are happy to have solidified Shopee’s market share in the region, and we intend to maintain our market share in 2024. We expect Shopee’s full-year GMV growth to be in the high teens range and its adjusted EBITDA to turn positive in the second half of this year.”

“For SeaMoney, 2023 was the first year of positive profit, primarily attributed to our consumer and SME credit business. In 2024, we will continue to invest in user acquisition for our credit business, both on and off Shopee platform as we see significant upside in our markets. As we scale, we will remain prudent on risk management.”

“For Garena, I am happy to share that we are seeing improved user acquisition and retention trends for Free Fire. In 2023, Free Fire was the most downloaded mobile game globally according to Sensor Tower. We are pleased that these positive trends are continuing into 2024. In February, Free Fire achieved more than 100 million peak daily active users. It remains one of the largest mobile games in the world. With this positive momentum, we currently expect Free Fire to grow double-digits year-on-year for both user base and bookings in 2024.”

“We are pleased to see positive trends in both growth and profitability for all three of our businesses. Looking ahead, we will continue to invest for the future with discipline and focus.”

Fourth Quarter 2023 Highlights

▪	Group
o	Total GAAP revenue was US$3.6 billion, up 4.8% year-on-year.
o	Total gross profit was US$1.5 billion, as compared to total gross profit of US$1.7 billion for the fourth quarter of 2022.
o	Total net loss was US$(111.6) million, as compared to total net income of US$422.8 million for the fourth quarter of 2022.
o	Total adjusted EBITDA[1] was US$126.7 million, as compared to US$495.7 million for the fourth quarter of 2022.

o	As of December 31, 2023, cash, cash equivalents, short-term and other treasury investments[2] were US$8.5 billion, representing a net increase[3] of US$565.7 million from September 30, 2023.

▪	E-commerce

o	GAAP revenue was US$2.6 billion, up 23.2% year-on-year.
o	GAAP revenue included US$2.3 billion of GAAP marketplace revenue, which consists of core marketplace revenue and value-added services revenue and increased by 23.2% year-on-year.
▪	Core marketplace revenue, mainly consisting of transaction-based fees and advertising revenues, was up 40.6% year-on-year to US$1.6 billion as a result of platform growth and improved monetization.
▪	Value-added services revenue, mainly consisting of revenues related to logistics services, was down 5.3% year-on-year to US$657.9 million as a result of higher revenue net-off against shipping subsidies.
o	Adjusted EBITDA[1] was US$(225.3) million, as compared to US$196.1 million for the fourth quarter of 2022 and US$(346.5) million for the third quarter of 2023. Adjusted EBITDA improved meaningfully quarter-on-quarter for both Asia and Other markets.
▪	Asia markets recorded adjusted EBITDA of US$(192.9) million in the quarter, as compared to US$320.0 million for the fourth quarter of 2022 and US$(306.2) million for the third quarter of 2023.
▪	Other markets recorded adjusted EBITDA of US$(32.4) million in the quarter, as compared to US$(123.9) million for the fourth quarter of 2022 and US$(40.3) million for the third quarter of 2023.
▪	In Brazil, unit economics continued to improve, with contribution margin[4] loss per order improving 88.9% year-on-year to US$(0.05) for the quarter.
o	Gross orders totaled 2.5 billion for the quarter, increasing by 46.0% year-on-year and 13.4% quarter-on-quarter.
o	GMV was US$23.1 billion for the quarter, increasing by 28.6% year-on-year and 15.3% quarter-on-quarter.

▪	Digital Financial Services
o	GAAP revenue was US$472.4 million, up 24.3% year-on-year.
o	Adjusted EBITDA[1] was US$148.5 million, up 96.4% year-on-year.
o	Digital financial services revenue and operating income are primarily attributed to the consumer and SME credit business. As of December 31, 2023, consumer and SME loans principal outstanding was US$3.1 billion, up 27.0% year-on-year. This consists of US$2.5 billion on-book and US$0.6 billion off-book loans principal outstanding[5].
o	Non-performing loans past due by more than 90 days as a percentage of consumer and SME loans on-book was 1.6%, stable quarter-on-quarter.

▪	Digital Entertainment
o	GAAP revenue was US$510.8 million, as compared to US$592.2 million for the previous quarter.
o	Bookings[6] were US$456.3 million, up 1.9% quarter-on-quarter.
o	Adjusted EBITDA[1] was US$217.4 million, as compared to US$234.0 million for the previous quarter.
o	Adjusted EBITDA represented 47.6% of bookings for the fourth quarter of 2023, as compared to 52.2% for the previous quarter.

o	Quarterly active users were 528.7 million, as compared to 544.1 million for the previous quarter.
o	Quarterly paying users were 39.7 million, as compared to 40.5 million for the previous quarter. Paying user ratio was 7.5%, remaining stable quarter-on-quarter.
o	Average bookings per user were US$0.86, up 4.8% quarter-on-quarter.

Full Year 2023 Highlights

▪	Group
o	Total GAAP revenue was US$13.1 billion, up 4.9% year-on-year.
o	Total gross profit was US$5.8 billion, up 12.5% year-on-year.
o	Total net income was US$162.7 million, as compared to total net loss of US$(1.7) billion for the full year of 2022.
o	Total adjusted EBITDA[1] was US$1.2 billion, as compared to US$(878.1) million for the full year of 2022.

▪	E-commerce
o	GAAP revenue was US$9.0 billion, up 23.5% year-on-year.
o	GAAP revenue included US$7.9 billion of GAAP marketplace revenue, up 27.4% year-on-year.
o	Adjusted EBITDA[1] was US$(213.8) million, as compared to US$(1.7) billion for the full year of 2022.
o	Gross orders totaled 8.2 billion, up 8.8% year-on-year.
o	GMV was US$78.5 billion, up 6.8% year-on-year.

▪  Digital Financial Services

o	GAAP revenue was US$1.8 billion, up 44.0% year-on-year.
o	Adjusted EBITDA[1] was US$550.1 million, as compared to US$(228.6) million for the full year of 2022.

▪  Digital Entertainment

o	GAAP revenue was US$2.2 billion, as compared to US$3.9 billion for the full year of 2022.
o	Bookings[6] were US$1.8 billion, as compared to US$2.8 billion for the full year of 2022.
o	Adjusted EBITDA[1] was US$920.9 million, as compared to US$1.3 billion for the full year of 2022.
o	Adjusted EBITDA represented 50.9% of bookings for the full year of 2023, as compared to 47.7% for the full year of 2022.

1 For a discussion of the use of non-GAAP financial measures, see “Non-GAAP Financial Measures”.

2 Other treasury investments currently consist of group treasury related investments, such as available-for-sale sovereign bonds and corporate bonds, classified as part of long-term investments.

3 Includes proceeds of approximately US$370 million from lower securities purchased under agreements to resell relating to our banking operations.

4 Contribution margin refers to adjusted EBITDA before allocation of HQ costs.

5 Off-book loans principal outstanding mainly refers to channeling arrangements, which is lending by other financial institutions on our platform.

6 GAAP revenue for the digital entertainment segment plus change in digital entertainment deferred revenue. This operating metric is used as an approximation of cash spent by our users in the applicable period that is attributable to our digital entertainment segment.

Unaudited Summary of Financial Results

(Amounts are expressed in thousands of US dollars “$” except for per share data)

	For the Three Months ended December 31,			For the Full Year ended December 31,
	2022	2023	YOY%	2022	2023	YOY%
	$	$		$	$
Revenue
Service revenue
Digital Entertainment	948,857	510,773	(46.2)%	3,877,163	2,172,009	(44.0)%
E-commerce and other services	2,231,133	2,771,267	24.2%	7,463,173	9,770,376	30.9%
Sales of goods	271,594	334,588	23.2%	1,109,369	1,121,175	1.1%
	3,451,584	3,616,628	4.8%	12,449,705	13,063,560	4.9%

Cost of revenue
Cost of service
Digital Entertainment	(242,470)	(161,360)	(33.5)%	(1,077,017)	(672,481)	(37.6)%
E-commerce and other services	(1,282,174)	(1,621,218)	26.4%	(5,194,065)	(5,530,043)	6.5%
Cost of goods sold	(229,627)	(309,263)	34.7%	(993,346)	(1,027,389)	3.4%
	(1,754,271)	(2,091,841)	19.2%	(7,264,428)	(7,229,913)	(0.5)%
Gross profit	1,697,313	1,524,787	(10.2)%	5,185,277	5,833,647	12.5%
Other operating income	68,453	58,524	(14.5)%	279,184	221,021	(20.8)%
Sales and marketing expenses	(473,620)	(967,433)	104.3%	(3,269,223)	(2,779,223)	(15.0)%
General and administrative expenses	(352,321)	(232,603)	(34.0)%	(1,437,612)	(1,134,724)	(21.1)%
Provision for credit losses	(175,103)	(159,988)	(8.6)%	(513,690)	(633,942)	23.4%
Research and development expenses	(244,195)	(279,806)	14.6%	(1,376,501)	(1,164,126)	(15.4)%
Impairment of goodwill	(177,663)	-	-	(354,943)	(117,875)	(66.8)%
Total operating expenses	(1,354,449)	(1,581,306)	16.7%	(6,672,785)	(5,608,869)	(15.9)%
Operating income (loss)	342,864	(56,519)	(116.5)%	(1,487,508)	224,778	(115.1)%
Non-operating income (loss), net	34,973	31,654	(9.5)%	(13,025)	207,616	(1,694.0)%
Income tax credit (expense)	43,461	(76,894)	(276.9)%	(168,395)	(262,680)	56.0%
Share of results of equity investees	1,540	(9,856)	(740.0)%	11,156	(7,032)	(163.0)%
Net income (loss)	422,838	(111,615)	(126.4)%	(1,657,772)	162,682	(109.8)%
Earnings (Loss) per share attributable to Sea Limited’s ordinary shareholders:
Basic	0.76	(0.19)	(125.0)%	(2.96)	0.27	(109.1)%
Diluted	0.72	(0.19)	(126.4)%	(2.96)	0.25	(108.4)%
Change in deferred revenue of Digital Entertainment	(405,262)	(54,459)	(86.6)%	(1,125,294)	(362,397)	(67.8)%
Adjusted EBITDA for Digital Entertainment (1)	258,233	217,411	(15.8)%	1,313,091	920,923	(29.9)%
Adjusted EBITDA for E-commerce (1)	196,146	(225,332)	(214.9)%	(1,690,554)	(213,774)	(87.4)%
Adjusted EBITDA for Digital Financial Services (1)	75,601	148,482	96.4%	(228,560)	550,112	(340.7)%
Adjusted EBITDA for Other Services (1)	(25,437)	(6,979)	(72.6)%	(239,149)	(44,880)	(81.2)%
Unallocated expenses (2)	(8,887)	(6,877)	(22.6)%	(32,962)	(33,199)	0.7%
Total adjusted EBITDA (1)	495,656	126,705	(74.4)%	(878,134)	1,179,182	(234.3)%

(1) For a discussion of the use of non-GAAP financial measures, see “Non-GAAP Financial Measures”.

(2) Unallocated expenses within total adjusted EBITDA are mainly related to general and corporate administrative costs such as professional fees and other miscellaneous items that are not allocated to segments. These expenses are excluded from segment results as they are not reviewed by the Chief Operating Decision Maker (“CODM”) as part of segment performance.

Three Months Ended December 31, 2023 Compared to Three Months Ended December 31, 2022

Revenue

Our total GAAP revenue increased by 4.8% to US$3.6 billion in the fourth quarter of 2023 from US$3.5 billion in the fourth quarter of 2022.

•	Digital Entertainment: GAAP revenue was US$510.8 million compared to US$948.9 million in the fourth quarter of 2022, primarily attributable to moderation in user monetization year-on-year.

•	E-commerce and other services: GAAP revenue increased by 24.2% to US$2.8 billion in the fourth quarter of 2023 from US$2.2 billion in the fourth quarter of 2022, primarily driven by the GMV growth of our e-commerce business and the growth of our credit business year-on-year.

•	Sales of goods: GAAP revenue increased by 23.2% to US$334.6 million in the fourth quarter of 2023 from US$271.6 million in the fourth quarter of 2022.

Cost of Revenue

Our total cost of revenue was US$2.1 billion in the fourth quarter of 2023, as compared to US$1.8 billion in the fourth quarter of 2022.

•	Digital Entertainment: Cost of revenue decreased by 33.5% to US$161.4 million in the fourth quarter of 2023 from US$242.5 million in the fourth quarter of 2022.

•	E-commerce and other services: Cost of revenue for e-commerce and other services segment combined was US$1.6 billion in the fourth quarter of 2023, as compared to US$1.3 billion in the fourth quarter of 2022, primarily driven by higher costs of logistics from order growth.

•	Cost of goods sold: Cost of goods sold increased by 34.7% to US$309.3 million in the fourth quarter of 2023 from US$229.6 million in the fourth quarter of 2022.

Other Operating Income

Other operating income was US$58.5 million and US$68.5 million in the fourth quarter of 2023 and 2022, respectively. Other operating income mainly consists of rebates from e-commerce related logistics services providers.

Sales and Marketing Expenses

Our total sales and marketing expenses increased by 104.3% to US$967.4 million in the fourth quarter of 2023 from US$473.6 million in the fourth quarter of 2022. The table below sets forth breakdown of the sales and marketing expenses of our major reporting segments. Amounts are expressed in thousands of US dollars (“$”).

	For the Three Months ended December 31,
	2022	2023	YOY%
Sales and Marketing Expenses	$	$
Digital Entertainment	43,262	29,926	(30.8)%
E-commerce	379,369	878,985	131.7%
Digital Financial Services	29,918	51,927	73.6%

General and Administrative Expenses

Our general and administrative expenses decreased by 34.0% to US$232.6 million in the fourth quarter of 2023 from US$352.3 million in the fourth quarter of 2022.

Provision for Credit Losses

Our provision for credit losses decreased by 8.6% to US$160.0 million in the fourth quarter of 2023 from US$175.1 million in the fourth quarter of 2022.

Research and Development Expenses

Our research and development expenses increased by 14.6% to US$279.8 million in the fourth quarter of 2023 from US$244.2 million in the fourth quarter of 2022.

Impairment of Goodwill

We recorded nil impairment of goodwill in the fourth quarter of 2023, compared to US$177.7 million in the fourth quarter of 2022.

Non-operating Income or Losses, Net

Non-operating income or losses mainly consist of interest income, interest expense, investment gain (loss), foreign exchange gain (loss) and gain (loss) on debt extinguishment. We recorded a net non-operating income of US$31.7 million in the fourth quarter of 2023, as compared to a net non-operating income of US$35.0 million in the fourth quarter of 2022.

We recognized a gain on debt extinguishment of US$38.6 million in the fourth quarter of 2023 as the Company repurchased US$244.5 million aggregate principal amount of the 0.25% convertible senior notes due 2026 (the “2026 CB”), for a cash consideration of US$204.6 million. As of December 31, 2023, approximately US$1.8 billion aggregate principal amount of the 2026 CB remained outstanding.

Income Tax Expenses or Credit

We had a net income tax expense of US$76.9 million in the fourth quarter of 2023, as compared to net income tax credit of US$43.5 million in the fourth quarter of 2022.

Net Loss or Income

As a result of the foregoing, we had net loss of US$(111.6) million in the fourth quarter of 2023, as compared to net income of US$422.8 million in the fourth quarter of 2022.

Basic and Diluted Loss or Earnings Per Share Attributable to Sea Limited’s Ordinary Shareholders

Basic loss per share attributable to Sea Limited’s ordinary shareholders was US$(0.19) in the fourth quarter of 2023, compared to basic earnings per share attributable to Sea Limited’s ordinary shareholders of US$0.76 in the fourth quarter of 2022.

Diluted loss per share attributable to Sea Limited’s ordinary shareholders was US$(0.19) in the fourth quarter of 2023, compared to diluted earnings per share attributable to Sea Limited’s ordinary shareholders of US$0.72 in the fourth quarter of 2022.

Full Year Ended December 31, 2023 Compared to Full Year Ended December 31, 2022

Revenue

Our total GAAP revenue increased by 4.9% to US$13.1 billion for the full year ended December 31, 2023 from US$12.4 billion for the full year ended December 31, 2022.

•	Digital Entertainment: GAAP revenue was US$2.2 billion for the full year ended December 31, 2023 from US$3.9 billion for the full year ended December 31, 2022, primarily attributable to the moderation in user engagement and monetization.

•	E-commerce and other services: GAAP revenue increased by 30.9% to US$9.8 billion for the full year ended December 31, 2023 from US$7.5 billion for the full year ended December 31, 2022, primarily driven by the improved monetization in our e-commerce business and the growth of our credit business.

•	Sales of goods: GAAP revenue was US$1.1 billion for the full year ended December 31, 2023, relatively stable year-on-year.

Cost of Revenue

Our total cost of revenue was US$7.2 billion for the full year ended December 31, 2023, as compared to US$7.3 billion for the full year ended December 31, 2022.

•	Digital Entertainment: Cost of revenue decreased by 37.6% to US$672.5 million for the full year ended December 31, 2023 from US$1.1 billion for the full year ended December 31, 2022.

•	E-commerce and other services: Cost of revenue for our e-commerce and other services segment combined increased by 6.5% to US$5.5 billion for the full year ended December 31, 2023 from US$5.2 billion for the full year ended December 31, 2022, primarily driven by higher costs of logistics from order growth.

•	Cost of goods sold: Cost of goods sold was US$1.0 billion for the full year ended December 31, 2023.

Other Operating Income

Our other operating income was US$221.0 million for the full year ended December 31, 2023 from US$279.2 million for the full year ended December 31, 2022. Other operating income mainly consists of rebates from e-commerce related logistics services providers.

Sales and Marketing Expenses

Our total sales and marketing expenses decreased by 15.0% to US$2.8 billion for the full year ended December 31, 2023 from US$3.3 billion for the full year ended December 31, 2022. The table below sets forth the breakdown of the sales and marketing expenses of our major reporting segments. Amounts are expressed in thousands of US dollars (“$”).

	For the Full Year ended December 31,
	2022	2023	YOY%
Sales and Marketing Expenses	$	$
Digital Entertainment	268,061	104,721	(60.9)%
E-commerce	2,328,636	2,510,693	7.8%
Digital Financial Services	508,089	116,445	(77.1)%

General and Administrative Expenses

Our general and administrative expenses decreased by 21.1% to US$1.1 billion for the full year ended December 31, 2023 from US$1.4 billion for the full year ended December 31, 2022.

Provision for Credit Losses

Our provision for credit losses increased by 23.4% to US$633.9 million for the full year ended December 31, 2023 from US$513.7 million for the full year ended December 31, 2022.

Research and Development Expenses

Our research and development expenses decreased by 15.4% to US$1.2 billion for the full year ended December 31, 2023 from US$1.4 billion for the full year ended December 31, 2022.

Impairment of Goodwill

We recorded an impairment of goodwill of US$117.9 million for the full year ended December 31, 2023, as compared to US$354.9 million for the full year ended December 31, 2022.

Non-operating Income or Losses, Net

Non-operating income or losses mainly consist of interest income, interest expense, investment gain (loss), and foreign exchange gain (loss), and gain (loss) on debt extinguishment. We recorded a net non-operating income of US$207.6 million for the full year ended December 31, 2023, as compared to a net non-operating loss of US$(13.0) million for the full year ended December 31, 2022.

Income Tax Expense

We had a net income tax expense of US$262.7 million and US$168.4 million for the full year ended December 31, 2023 and 2022, respectively.

Net Income or Loss

As a result of the foregoing, we had net income of US$162.7 million for the full year ended December 31, 2023, as compared to net loss of US$(1.7) billion for the full year ended December 31, 2022.

Basic and Diluted Earnings or Loss Per Share Attributable to Sea Limited’s Ordinary Shareholders

Basic earnings per share attributable to Sea Limited’s ordinary shareholders was US$0.27 for the full year ended December 31, 2023, as compared to basic loss per share attributable to Sea Limited’s ordinary shareholders of US$(2.96) for the full year ended December 31, 2022.

Diluted earnings per share attributable to Sea Limited’s ordinary shareholders was US$0.25 for the full year ended December 31, 2023, as compared to diluted loss per share attributable to Sea Limited’s ordinary shareholders of US$(2.96) for the full year ended December 31, 2022.

Webcast and Conference Call Information

The Company’s management will host a conference call today to review Sea’s business and financial performance.

Details of the conference call and webcast are as follows:

Date and time:	7:30 AM U.S. Eastern Time on March 4, 2024 8:30 PM Singapore / Hong Kong Time on March 4, 2024
Webcast link:	https://events.q4inc.com/attendee/352581999

A replay of the conference call will be available at the Company’s investor relations website (www.sea.com/investor/home). An archived webcast will be available at the same link above.

For enquiries, please contact:

Investors / analysts: ir@sea.com

Media: media@sea.com

About Sea Limited

Sea Limited (NYSE: SE) is a leading global consumer internet company founded in Singapore in 2009. Its mission is to better the lives of consumers and small businesses with technology. Sea operates three core businesses across digital entertainment, e-commerce, as well as digital financial services, known as Garena, Shopee and SeaMoney, respectively. Garena is a leading global online games developer and publisher. Shopee is the largest pan-regional e-commerce platform in Southeast Asia and Taiwan and has a significant presence in South America. SeaMoney is a leading digital financial services provider in Southeast Asia and is growing its presence in Brazil.

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “could,” “will,” “expect,” “anticipate,” “aim,” “future,” “intend,” “plan,” “believe,” “estimate,” “likely to,” “potential,” “confident,” “guidance,” and similar statements. Among other things, statements that are not historical facts, including statements about Sea’s beliefs and expectations, the business, financial and market outlook, and projections from its management in this announcement, as well as Sea’s strategic and operational plans, contain forward-looking statements. Sea may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases, and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Sea’s goals and strategies; its future business development, financial condition, financial results, and results of operations; the expected growth in, and market size of, the digital entertainment, e-commerce and digital financial services industries in the markets where it operates, including segments within those industries; expected changes or guidance in its revenue, costs or expenditures; its ability to continue to source, develop and offer new and attractive online games and to offer other engaging digital entertainment content; the expected growth of its digital entertainment, e-commerce and digital financial services businesses; its expectations regarding growth in its user base, level of engagement, and monetization; its ability to continue to develop new technologies and/or upgrade its existing technologies; its expectations regarding the use of proceeds from its financing activities, including its follow-on equity offerings and convertible notes offerings; growth and trends of its markets and competition in its industries; government policies and regulations relating to its industries, including the effects of any government orders or actions on its businesses; general economic, political, social and business conditions in its markets; and the impact of widespread health developments. Further information regarding these and other risks is included in Sea’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Sea undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Non-GAAP Financial Measures

To supplement our consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, we use the following non-GAAP financial measures to help evaluate our operating performance:

•	“Adjusted EBITDA” for our digital entertainment segment represents operating income (loss) before impairment of goodwill plus (a) depreciation and amortization expenses, and (b) the net effect of changes in deferred revenue and its related cost for our digital entertainment segment. We believe that the segment adjusted EBITDA helps to identify underlying trends in our operating results, enhancing their understanding of the past performance and future prospects.

•	“Adjusted EBITDA” for our e-commerce segment, digital financial services segment and other services segment represents operating income (loss) plus depreciation and amortization expenses. We believe that the segment adjusted EBITDA helps to identify underlying trends in our operating results, enhancing their understanding of the past performance and future prospects.

•	“Total adjusted EBITDA” represents the sum of adjusted EBITDA of all our segments combined, plus unallocated expenses. We believe that the total adjusted EBITDA helps to identify underlying trends in our operating results, enhancing their understanding of the past performance and future prospects.

These non-GAAP financial measures have limitations as analytical tools. None of the above financial measures should be considered in isolation or construed as an alternative to revenue, net loss/income, or any other measure of performance or as an indicator of our operating performance. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to Sea’s data. We compensate for these limitations by reconciling the non-GAAP financial measures to their nearest U.S. GAAP financial measures, all of which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on any single financial measure.

The tables below present selected financial information of our reporting segments, the non-GAAP financial measures that are most directly comparable to GAAP financial measures, and the related reconciliations between the financial measures. Amounts are expressed in thousands of US dollars (“$”) except for number of shares & per share data.

	For the Three Months ended December 31, 2023
	Digital Entertainment	E-commerce	Digital Financial Services	Other Services(1)	Unallocated expenses(2)	Consolidated
	$	$	$	$	$	$
Operating income (loss)	261,060	(303,681)	134,205	(9,558)	(138,545)	(56,519)
Net effect of changes in deferred revenue and its related cost	(49,925)	-	-	-	-	(49,925)
Depreciation and Amortization	6,276	78,349	14,277	2,579	-	101,481
Share-based compensation	-	-	-	-	131,668	131,668
Adjusted EBITDA	217,411	(225,332)	148,482	(6,979)	(6,877)	126,705

	For the Three Months ended December 31, 2022
	Digital Entertainment	E-commerce	Digital Financial Services	Other Services(1)	Unallocated expenses(2)	Consolidated
	$	$	$	$	$	$
Operating income (loss)	400,165	109,486	61,841	(28,714)	(199,914)	342,864
Net effect of changes in deferred revenue and its related cost	(331,321)	-	-	-	-	(331,321)
Depreciation and Amortization	11,726	86,660	13,760	3,277	-	115,423
Share-based compensation	-	-	-	-	191,027	191,027
Impairment of goodwill	177,663	-	-	-	-	177,663
Adjusted EBITDA	258,233	196,146	75,601	(25,437)	(8,887)	495,656

(1) A combination of multiple business activities that does not meet the quantitative thresholds to qualify as reportable segments are grouped together as “Other Services”.

(2) Unallocated expenses are mainly related to share-based compensation, impairment of goodwill of prior acquisitions that are not under our reportable segments, and general and corporate administrative costs such as professional fees and other miscellaneous items that are not allocated to segments. These expenses are excluded from segment results as they are not reviewed by the CODM as part of segment performance.

	For the Full Year ended December 31, 2023
	Digital Entertainment	E-commerce	Digital Financial Services	Other Services(1)	Unallocated expenses(2)	Consolidated
	$	$	$	$	$	$
Operating income (loss)	1,177,871	(550,470)	490,209	(56,728)	(836,104)	224,778
Net effect of changes in deferred revenue and its related cost	(289,346)	-	-	-	-	(289,346)
Depreciation and Amortization	32,398	336,696	59,903	11,848	-	440,845
Share-based compensation	-	-	-	-	685,030	685,030
Impairment of goodwill	-	-	-	-	117,875	117,875
Adjusted EBITDA	920,923	(213,774)	550,112	(44,880)	(33,199)	1,179,182

	For the Full Year ended December 31, 2022
	Digital Entertainment	E-commerce	Digital Financial Services	Other Services(1)	Unallocated expenses(2)	Consolidated
	$	$	$	$	$	$
Operating income (loss)	1,971,416	(2,013,360)	(277,264)	(252,162)	(916,138)	(1,487,508)
Net effect of changes in deferred revenue and its related cost	(879,809)	-	-	-	-	(879,809)
Depreciation and Amortization	43,821	322,806	48,704	13,013	-	428,344
Share-based compensation	-	-	-	-	705,896	705,896
Impairment of goodwill	177,663	-	-	-	177,280	354,943
Adjusted EBITDA	1,313,091	(1,690,554)	(228,560)	(239,149)	(32,962)	(878,134)

(1) A combination of multiple business activities that does not meet the quantitative thresholds to qualify as reportable segments are grouped together as “Other Services”.

(2) Unallocated expenses are mainly related to share-based compensation, impairment of goodwill of prior acquisitions that are not under our reportable segments, and general and corporate administrative costs such as professional fees and other miscellaneous items that are not allocated to segments. These expenses are excluded from segment results as they are not reviewed by the CODM as part of segment performance.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

Amounts expressed in thousands of US dollars (“$”) except for number of shares & per share data

	For the Three Months ended December 31,		For the Year ended December 31,
	2022	2023	2022	2023
	$	$	$	$
Revenue
Service revenue
Digital Entertainment	948,857	510,773	3,877,163	2,172,009
E-commerce and other services	2,231,133	2,771,267	7,463,173	9,770,376
Sales of goods	271,594	334,588	1,109,369	1,121,175

Total revenue	3,451,584	3,616,628	12,449,705	13,063,560

Cost of revenue
Cost of service
Digital Entertainment	(242,470)	(161,360)	(1,077,017)	(672,481)
E-commerce and other services	(1,282,174)	(1,621,218)	(5,194,065)	(5,530,043)
Cost of goods sold	(229,627)	(309,263)	(993,346)	(1,027,389)

Total cost of revenue	(1,754,271)	(2,091,841)	(7,264,428)	(7,229,913)

Gross profit	1,697,313	1,524,787	5,185,277	5,833,647

Operating income (expenses):
Other operating income	68,453	58,524	279,184	221,021
Sales and marketing expenses	(473,620)	(967,433)	(3,269,223)	(2,779,223)
General and administrative expenses	(352,321)	(232,603)	(1,437,612)	(1,134,724)
Provision for credit losses	(175,103)	(159,988)	(513,690)	(633,942)
Research and development expenses	(244,195)	(279,806)	(1,376,501)	(1,164,126)
Impairment of goodwill	(177,663)	–	(354,943)	(117,875)
Total operating expenses	(1,354,449)	(1,581,306)	(6,672,785)	(5,608,869)

Operating income (loss)	342,864	(56,519)	(1,487,508)	224,778
Interest income	54,336	90,949	115,515	331,310
Interest expense	(10,809)	(10,129)	(45,396)	(41,075)
Investment loss, net	(123,004)	(80,279)	(207,331)	(125,656)
Net gain on debt extinguishment	199,697	38,550	199,697	38,550
Foreign exchange (loss) gain	(85,247)	(7,437)	(75,510)	4,487
Income (Loss) before income tax and share of results of equity investees	377,837	(24,865)	(1,500,533)	432,394
Income tax credit (expense)	43,461	(76,894)	(168,395)	(262,680)
Share of results of equity investees	1,540	(9,856)	11,156	(7,032)
Net income (loss)	422,838	(111,615)	(1,657,772)	162,682

Net loss (income) attributable to non-controlling interests	3,960	1,875	6,351	(11,956)
Net income (loss) attributable to Sea Limited’s ordinary shareholders	426,798	(109,740)	(1,651,421)	150,726

Earnings (Loss) per share:
Basic	0.76	(0.19)	(2.96)	0.27
Diluted	0.72	(0.19)	(2.96)	0.25

Weighted average shares used in earnings (loss) per share computation:
Basic	560,326,301	569,527,667	558,119,948	566,612,815
Diluted	611,938,691	569,527,667	558,119,948	594,405,604

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

Amounts expressed in thousands of US dollars (“$”)

	As of December 31,
	2022	2023
	$	$
ASSETS
Current assets
Cash and cash equivalents	6,029,859	2,811,056
Restricted cash	1,549,574	1,410,365
Accounts receivable, net of allowance for credit losses of $12,818 and $9,351, as of December 31, 2022 and 2023 respectively	268,814	262,716
Prepaid expenses and other assets	1,798,651	1,861,842
Loans receivable, net of allowance for credit losses of $236,797 and $319,463, as of December 31, 2022 and 2023 respectively	2,053,767	2,464,662
Inventories, net	109,668	125,395
Short-term investments	864,258	2,547,644
Amounts due from related parties	13,421	290,254
Total current assets	12,688,012	11,773,934

Non-current assets
Property and equipment, net	1,387,895	1,207,698
Operating lease right-of-use assets, net	957,840	1,015,982
Intangible assets, net	65,019	50,821
Long-term investments	1,253,593	4,262,562
Prepaid expenses and other assets	135,616	87,705
Loans receivable, net of allowance for credit losses of $2,022 and $2,105, as of December 31, 2022 and 2023 respectively	21,663	20,551
Restricted cash	17,724	22,236
Deferred tax assets	245,226	328,961
Goodwill	230,208	112,782
Total non-current assets	4,314,784	7,109,298
Total assets	17,002,796	18,883,232

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

Amounts expressed in thousands of US dollars (“$”)

	As of December 31,
	2022	2023
	$	$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	258,648	342,547
Accrued expenses and other payables	1,396,613	1,834,807
Deposits payable	1,316,395	1,706,299
Escrow payables and advances from customers	1,862,325	2,199,464
Amounts due to related parties	415	64,081
Borrowings	88,410	146,661
Operating lease liabilities	269,968	290,788
Convertible notes	31,237	151,764
Deferred revenue	1,535,083	1,208,892
Income tax payable	176,598	223,638
Total current liabilities	6,935,692	8,168,941

Non-current liabilities
Accrued expenses and other payables	87,072	79,257
Borrowings	–	119,323
Operating lease liabilities	756,818	789,514
Deferred revenue	63,566	72,587
Convertible notes	3,338,750	2,949,785
Deferred tax liabilities	9,967	133
Unrecognized tax benefits	107	6,107
Total non-current liabilities	4,256,280	4,016,706
Total liabilities	11,191,972	12,185,647

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

Amounts expressed in thousands of US dollars (“$”)

	As of December 31,
	2022	2023
	$	$
Shareholders’ equity
Class A Ordinary shares	258	262
Class B Ordinary shares	23	23
Additional paid-in capital	14,559,690	15,283,870
Accumulated other comprehensive loss	(111,215)	(108,000)
Statutory reserves	12,490	16,981
Accumulated deficit	(8,745,541)	(8,599,306)
Total Sea Limited shareholders’ equity	5,715,705	6,593,830
Non-controlling interests	95,119	103,755
Total shareholders’ equity	5,810,824	6,697,585
Total liabilities and shareholders’ equity	17,002,796	18,883,232

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Amounts expressed in thousands of US dollars (“$”)

	For the Three Months ended December 31,		For the Year ended December 31,
	2022	2023	2022	2023
	$	$	$	$
Net cash generated from (used in) operating activities	319,691	278,833	(1,055,692)	2,079,688
Net cash generated from (used in) investing activities	51,522	(1,048,554)	(2,428,809)	(5,804,462)
Net cash (used in) generated from financing activities	(513,711)	183,385	400,256	366,011
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	109,112	68,317	(143,511)	(7,964)
Net decrease in cash, cash equivalents and restricted cash	(33,386)	(518,019)	(3,227,756)	(3,366,727)
Cash, cash equivalents and restricted cash at beginning of the period(1)	7,643,770	4,761,676	10,838,140	7,610,384
Cash, cash equivalents and restricted cash at end of the period	7,610,384	4,243,657	7,610,384	4,243,657

(1) As of December 31, 2022, cash and cash equivalents of US$13,227 was included in assets held for sale within prepaid expenses and other assets.

Net cash used in investing activities amounted to US$1,049 million for the three months ended December 31, 2023. This was primarily attributable to net placement of US$528 million in securities purchased under agreements to resell, time deposits and liquid investment products, for better cash yield management, increase in loans receivable of US$452 million and purchase of property and equipment of US$65 million to support the existing operations. Net cash generated from financing activities amounted to US$183 million for the three months ended December 31, 2023. This was primarily attributable to an increase in customer deposits of US$317 million, as well as an increase in net proceeds from borrowings of US$71 million, offset by the cash used in repurchase of convertible notes of US$205 million.

Net cash used in investing activities amounted to US$5,804 million for the year ended December 31, 2023. This was primarily attributable to net placement of US$4,507 million in securities purchased under agreements to resell, time deposits and liquid investment products, for better cash yield management, increase in loans receivable of US$1,000 million and purchase of property and equipment of US$242 million to support the existing operations. Net cash generated from financing activities amounted to US$366 million for the year ended December 31, 2023. This was primarily attributable to an increase in customer deposits of US$389 million as well an increase in net proceeds from borrowings of US$173 million, offset by the cash used in repurchase of convertible notes of US$205 million.

UNAUDITED SEGMENT INFORMATION

The Company has three reportable segments, namely digital entertainment, e-commerce and digital financial services. The Chief Operating Decision Maker (“CODM”) reviews the performance of each segment based on revenue and certain key operating metrics of the operations and uses these results for the purposes of allocating resources to and evaluating the financial performance of each segment. Amounts are expressed in thousands of US dollars (“$”).

	For the Three Months ended December 31, 2023
	Digital Entertainment	E-commerce	Digital Financial Services	Other Services(1)	Unallocated expenses(2)	Consolidated
	$	$	$	$	$	$
Revenue	510,773	2,591,272	472,389	42,194	-	3,616,628
Operating income (loss)	261,060	(303,681)	134,205	(9,558)	(138,545)	(56,519)
Non-operating income, net						31,654
Income tax expense						(76,894)
Share of results of equity investees						(9,856)
Net loss						(111,615)

	For the Three Months ended December 31, 2022
	Digital Entertainment	E-commerce	Digital Financial Services	Other Services(1)	Unallocated expenses(2)	Consolidated
	$	$	$	$	$	$
Revenue	948,857	2,102,740	380,172	19,815	-	3,451,584
Operating income (loss)	400,165	109,486	61,841	(28,714)	(199,914)	342,864
Non-operating income, net						34,973
Income tax credit						43,461
Share of results of equity investees						1,540
Net income						422,838

(1) A combination of multiple business activities that does not meet the quantitative thresholds to qualify as reportable segments are grouped together as “Other Services”.

(2) Unallocated expenses are mainly related to share-based compensation, impairment of goodwill of prior acquisitions that are not under our reportable segments, and general and corporate administrative costs such as professional fees and other miscellaneous items that are not allocated to segments. These expenses are excluded from segment results as they are not reviewed by the CODM as part of segment performance.

	For the Year ended December 31, 2023
	Digital Entertainment	E-commerce	Digital Financial Services	Other Services(1)	Unallocated expenses(2)	Consolidated
	$	$	$	$	$	$
Revenue	2,172,009	9,000,848	1,759,422	131,281	-	13,063,560
Operating income (loss)	1,177,871	(550,470)	490,209	(56,728)	(836,104)	224,778
Non-operating income, net						207,616
Income tax expense						(262,680)
Share of results of equity investees						(7,032)
Net income						162,682

	For the Year ended December 31, 2022
	Digital Entertainment	E-commerce	Digital Financial Services	Other Services(1)	Unallocated expenses(2)	Consolidated
	$	$	$	$	$	$
Revenue	3,877,163	7,288,677	1,221,996	61,869	-	12,449,705
Operating income (loss)	1,971,416	(2,013,360)	(277,264)	(252,162)	(916,138)	(1,487,508)
Non-operating loss, net						(13,025)
Income tax expense						(168,395)
Share of results of equity investees						11,156
Net loss						(1,657,772)

(1) A combination of multiple business activities that does not meet the quantitative thresholds to qualify as reportable segments are grouped together as “Other Services”.

(2) Unallocated expenses are mainly related to share-based compensation, impairment of goodwill of prior acquisitions that are not under our reportable segments, and general and corporate administrative costs such as professional fees and other miscellaneous items that are not allocated to segments. These expenses are excluded from segment results as they are not reviewed by the CODM as part of segment performance.